DLTResolution

DLT Resolution Inc.

5940 S. Rainbow Blvd

Ste 400-32132

Las Vegas NV 89118

(702) 796-6363

Dec 20, 2018

Charles Eastman

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

202-551-3794

Email: EastmanC@sec.gov

Re:	DLT Resolution Inc.
Form 10-K filed April 13, 2018 CIK 0001420368

Dear Mr. Eastman,

This letter is in response to your comment letter dated November 27, 2018.

Pursuant to our Acquisition of AJD Data Services Ltd. (see 8K, January 26, 2018) it was the responsibility of the Vendors (prior Administration) to provide Audited Financials for the 12 months prior to the closing, within 60 days of closing, in order to meet our 90 day follow up Form 8-K A filing. Despite repeated requests this has not been provided. As such we took action to audit the A.J.D Data for the period required. It was during this process we have learned that the financial statements were not prepared properly by a qualified accountant. Thereafter we hired accountants to redo the entire file starting at inception.

At the time of our last email to you (December 13), we were of the mind that our current Auditor would be able to do the retroactive work for AJD as they are familiar with our file having been with us for a few years. You will note that we filed an 8K early this year for changing Auditors despite the fact that we were dealing with the same people who opted to work under a new shingle. We were informed by them on October 26 that they were unable to continue as our Auditor due to their workload and sense that they lack the experience and expertise, in what they call "IT/Tech", to handle our file. Their willingness to do the retroactive work has since been declined for the same cited reasons despite the aforementioned familiarity with our file.

We have been interviewing prospective Auditors for some time and have finalized our choice just this week. We expect to sign an engagement letter imminently and will work with alacrity to address the retroactive AJD Audit by the end of January 2019 while concurrently working on our F’18 10 K. We have been advised by our current Auditor that they will work closely with our new Auditor to ensure a smooth transition.

With respect to the Acquisition of 1922861 Ontario Inc. (April 12, 2018), we have undertaken the three separate tests: asset, investment and income. We took the highest percentage for results of the tests and, since all three were below 20%, we consider that no financial statements are required to be filed.

Respectfully,

DLT Resolution Inc.

 /s/ John S. Wilkes

John S. Wilkes, President